UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*



                      TELEGLOBE INTERNATIONAL HOLDINGS LTD
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                                (Name of Issuer)

                     Common Shares, par value $0.01 per share
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                         (Title of Class of Securities)

                                    G87340108
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                                 (CUSIP Number)

                           Lenard B. Tessler, Chairman
                         Teleglobe Bermuda Holdings Ltd
                                P.O. Box HM 1154
                                 10 Queen Street
                             Hamilton HM EX, Bermuda
                                 (441) 296-4856
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                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 13, 2006
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.     G87340108
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  1)   Names of Reporting Persons.  I.R.S. Identification Nos. of  above persons
       (entities only):

          Teleglobe Bermuda Holdings Ltd (I.R.S. No. 98-0405438)
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  2)   Check the Appropriate Box if a Member of a Group (See Instructions):
             (a)                    Not
             (b)                 Applicable
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  3)   SEC Use Only

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  4)   Source of Funds (See Instructions):  Not Applicable
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  5)   Check if  Disclosure of  Legal Proceedings is  Required Pursuant to Items
       2(d) or 2(e):         Not Applicable
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  6)   Citizenship or Place of Organization:    Bermuda
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        Number of                      7) Sole Voting Power:                 0*
                                          --------------------------------------
        Shares Beneficially            8) Shared Voting Power:               0
                                          --------------------------------------
        Owned by
        Each Reporting                 9) Sole Dispositive Power:            0*
                                          --------------------------------------
        Person With                   10) Shared Dispositive Power:          0
                                          --------------------------------------
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  11)  Aggregate Amount Beneficially Owned by Each Reporting Person:     0*

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  12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares  (See
       Instructions):      Not Applicable
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  13)  Percent of Class Represented by Amount in Row (11):     0.0%*
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  14)  Type of Reporting Person (See Instructions):       OO
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*  Pursuant to the terms of the Agreement and Plan of Amalgamation,  dated as of
July 25, 2005 (the "Amalgamation Agreement"), by and among Videsh Sanchar Nigam Limited, an Indian Limited Company ("VSNL"), Teleglobe International Holdings Ltd, a Bermuda exempted company (the "Company"), and VSNL Telecommunications (Bermuda) Ltd, a Bermuda exempted company and a wholly-owned subsidiary of VSNL (the "Amalgamation Sub"), on February 13, 2006, the Company and the Amalgamation Sub amalgamated under the laws of Bermuda and will continue as a Bermuda
exempted   company  upon  the  terms  and  subject  to  the  conditions  of  the
Amalgamation Agreement and in accordance with the Companies Act 1981 of Bermuda, as amended. Accordingly, as of February 13, 2006, Teleglobe Bermuda Holdings Ltd ceased to own any common shares, par value $0.01, of the Company. See Items 5 and 6 of this Schedule 13D Amendment No. 5 for further details.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Item 5 is hereby amended and restated in its entirety as follows:

          The transactions contemplated by the Amalgamation Agreement were consummated on February 13, 2006. Accordingly, as of February 13, 2006, Teleglobe is deemed to beneficially own no Shares. Teleglobe ceased to be the beneficial owner of more than five percent of the Shares as of February 13, 2006.

          Neither Teleglobe, nor, to the knowledge of Teleglobe, any person or entity named on Schedule A, has effected any transactions in Shares, or securities convertible into, exercisable for or exchangeable for Shares, since the date of event which required filing by Teleglobe of Amendment No. 4 to the
Schedule 13D with respect to the Company, except for the consummation of the Amalgamation Agreement described in Item 6 below.

          No other Shares are owned, beneficially or otherwise, by the persons or entities listed on Schedule A.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
          ----------------------------------------------------------------------

          Item 6 is hereby amended by adding the following after the second paragraph thereof:

          Pursuant to the terms of the Amalgamation Agreement, on February 13, 2006, the Company and the Amalgamation Sub amalgamated under the laws of Bermuda and will continue as a Bermuda exempted company upon the terms and subject to the conditions of the Amalgamation Agreement and in accordance with the Companies Act 1981 of Bermuda, as amended. As of February 13, 2006, each Share previously held by Teleglobe was converted into the right to receive $4.50 in cash.

                                    Signature
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          February 13, 2006

                                          TELEGLOBE BERMUDA HOLDINGS LTD



                                          By: /s/ Lenard B. Tessler
                                          --------------------------------------
                                          Name:   Lenard B. Tessler
                                          Title:  Chairman


  Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).